Exhibit 99.1

Canaan Inc. Announces February 2025 Bitcoin Production, Mining Operation Updates, and Preliminary Fourth Quarter 2024 Financial Results

SINGAPORE, Mar. 3, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining and operational update for February 2025 and announced preliminary unaudited financial results for the fourth quarter ended December 31, 2024.

Management Commentary

“Despite February being a shorter month, we continued to make steady strides in both our mining operations and product innovation,” said Nangeng Zhang, Chairman and chief executive officer of Canaan. “Following the successful upgrade of our mining rigs at Stronghold’s Panther Creek facility, operations at the site have continued ramping up, achieving 0.93 EH/s of fully operational hashrate since February. Our joint mining collaboration with Luna Squares remains on schedule, with further machine deployments anticipated in March. These efforts contributed to a sequential increase in our month-end operating hashrate from 5.53 EH/s to 5.73 EH/s and helped grow our owned cryptocurrency balance sheet to 1,355 bitcoins. Additionally, our month-end average revenue split improved from 57.3% to 59.0%, while we maintained an industry-leading all-in power cost of US$4 cents/kWh.

“Beyond mining, we remain focused on delivering innovative and accessible mining solutions. In February, we introduced the Avalon Q, a compact, app-controlled home mining machine that delivers 90 TH/s of computing power with ultra-quiet operation. Notably, it is the first professional-grade Bitcoin miner supporting 110V home power supply, catering to mining enthusiasts and expanding our reach to individual users. This latest addition to our Avalon Home series is now available for pre-order through our website, and delivery is expected to begin in April 2025.

“As we continue our 2024 year-end audit process, we are pleased to provide preliminary financial results for Q4 2024. We expect total revenue to be approximately US$89 million, exceeding our previous guidance of US$80 million. Furthermore, we anticipate a narrowed gross loss between US$10 million and US$6 million, reflecting improved market demand and our cost optimizations.”

February 2025 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	82 Bitcoins
Month-End Bitcoins Owned by Canaan Inc. on Balance Sheet[1]	1,355 Bitcoins
Month-End Deployed Hashrate (EH/s)	6.28 EH/s
Month-End Operating Hashrate (EH/s)	5.73 EH/s
Month-End Average Revenue Split[2]	59.0%
Average All-in Power Cost During the Month[3]	US$0.04/kWh

Notes:

1.	Defined as the total number of bitcoins owned by the Company on its Balance Sheet including any bitcoins receivable, excluding bitcoins that the Company has received as customer deposits.

2.	Defined as the weighted average percentage that Canaan would share from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.

3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.

Current Mining Projects (As of February 28, 2025) ：

Regions in alphabetical order (A to Z)	Active Mining Projects Count	Energized Computing Power[4]	Installed Computing Power[5]	Expected Computing Power[6]	Estimated Total Computing Power[7]
Global	7	5.73 EH/s	6.28 EH/s8	0.31 EH/s	6.60 EH/s
America	2	1.01 EH/s	1.19 EH/s	0.31 EH/s	1.51 EH/s
Canada	1	0.02 EH/s	0.02 EH/s	0 EH/s	0.02 EH/s
Ethiopia	2	4.07 EH/s	4.22 EH/s	0 EH/s	4.22 EH/s
Kazakhstan	1	0.60 EH/s	0.81 EH/s	0 EH/s	0.81 EH/s
Middle East	1	0.03 EH/s	0.04 EH/s	0 EH/s	0.04 EH/s

Notes:

4.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized are currently in operation including mining machines that may be temporarily offline.

5.	Defined as the sum of Energized Computing Power and computing power that has been installed but not yet energized, if any.

6.	Defined as the amount of computing power that has been delivered to the country where each mining project is located in but not yet installed.

7.	Defined as the sum of Installed Computing Power and Expected Computing Power.

8.	The Company brought offline approximately 0.42 EH/s of mining computing power in Ethiopia for sales as certain project collaborations expired in early February 2025. The installed computing power decrease was partially offset by 0.27 EH/s installed in Kazakhstan during February 2025.

Preliminary Results for the Fourth Quarter of 2024:

•	Total revenues are expected to be approximately US$89 million.

•	Gross Loss narrowed to be in the range of US$10 million to US$6 million.

These preliminary results are based on the Company’s current expectations and may be adjusted as a result of the completion of audit procedures.

Summary of Recent Operational Updates:

•	Expansion and Updates of Self-Mining Operations:

o	Completed the previously announced mining device upgrade at Stronghold’s Panther Creek facility in January. Six thousand Avalon A14 series mining machines have been installed at the site to replace older Avalon models, bringing up the site’s total computing power by 26%, from 0.74 EH/s to 0.93 EH/s, each rig with a weighted average hashrate of 154 TH/s. With the operation ramp-up, the installed computing power has been fully online at the site since February.

•	Product Innovation:

o	Launched the Avalon Q, a professional home mining machine, featuring 90 TH/s in computing power and 18.6J/TH in power efficiency, with a compact size and quiet operation adapting both USB and RJ45. It supports an AC input range of 110V-240V, covering major global voltage standards.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin’s history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, such as expectations with regard to mining hash rate deployment, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, the ability of the company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com